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| FORM 3 |      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Wesley Jessen VisionCare, Inc. ("WJ")
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    333 East Howard Avenue
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                                   (Street)

    Des Plaines                    Illinois                        60018-5903
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               3/19/00
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol    Ocular Sciences, Inc. ("OSI")
                                                      Nasdaq - "OCLR"
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
                                             X
    ___ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
      X
    ____ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v).
                                                                 SEC 1473 (7-96)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
  Option (Right to Purchase)     (a)       (b)        Common Stock       4,5557,830     16.94            D(c)
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

Explanation of Responses:

(a) The option referenced above was granted in connection with an Agreement and Plan of Merger, dated March 19, 2000, among WJ, OSI and OSI Acquisition Corp. The option is not currently exercisable. The option may be exercised by WJ at any time after the occurrence of an event the result of which is that the total fee required to be paid to WJ pursuant to Section 7.2(a) of the merger agreement equals $20.0 million.

(b) The option is scheduled to expire upon the earlier of: (i) the effective time of the merger, (ii) six months after the first occurrence of an event that entitles WJ to receive the termination fee set forth in the merger agreement,
(iii) the termination of the merger agreement under circumstances in which no termination fee is payable or (iv) 12 months after the date the merger agreement is terminated if WJ is entitled to receive termination fees under Section 7.2(c)(A) thereof.

(c) WJ expressly disclaims beneficial ownership of all shares of OSI Common Stock that may be purchased upon exercise of the option.

                                       Wesley Jessen VisionCare, Inc.

                                   /s/ Edward J. Kelley            3/28/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                              Name: Edward J. Kelley
                              Title: Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                 Page 2
                                                                 SEC 1473 (7-96)